UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38696

NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of New Director

Niu Technologies (the “Company”) has appointed Ms. Fion Wenjuan Zhou as a new director of the board of directors of the Company (the “Board”), effective from December 25, 2023.

Ms. Fion Zhou has served as the chief financial officer of the Company since November 2021, and she was awarded “Female CFO of the Year” by the Barron’s China in 2022.

Prior to joining the Company, she served as the chief financial officer of Sogou Inc. (NYSE: SOGO), a leader in China's internet industry and an innovator in search and artificial intelligence (AI) since July 2020, where she led financial operations, legal matters, strategic investment, investor relationship and internal controls. From 2015 to 2019, Ms. Zhou was a finance director of Alibaba Group (NYSE: BABA) and served as the chief financial officer and other management positions of Yidian Zixun, a leading mobile news aggregator in China. Prior to that, she also held senior finance roles at Viadeo S.A. in Paris and Concord Medical Services Holdings Limited (NYSE: CCM) in New York City. Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian in 2006.

Ms. Zhou received a bachelor’s degree in Financial Management from the University of International Business and Economics in 2006 and an Executive MBA from HEC Paris in 2016. Ms. Zhou is a member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIU TECHNOLOGIES

By	:	/s/ Yan Li
Name	:	Yan Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 22, 2023